SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1st December 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

1 December 2003

Mitchells & Butlers plc

Result of EGM
Additional Listing of Shares

At the Extraordinary General Meeting of the Company held today all proposed resolutions were duly passed; these relate to the Share Consolidation and an authority for the Company to purchase its own shares.

Accordingly, Application has been made to The UK Listing Authority and the London Stock Exchange for 523,215,878 Ordinary shares of 7 1/12p each to trade on the London Stock Exchange and to be admitted to the Official List. 519,739,246 shares have been issued and 3,476,632 shares are to be block listed.

The Block listings consist of 166,550 shares to be issued under The Sharesave Scheme and 3,310,082 shares to be issued under The Executive Option Scheme.

It is expected that dealings in the new shares will commence on 2 December, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	1st December 2003